E 12/31/04

05058969



PROCESSED
JUN 3 0 2005
THOMSON
FINANCIAL

INTO THE PASSING LANE

Transpro, Inc. 2004 Annual Report

TRANSPRO

Transpro, Inc. is a leading manufacturer and distributor of Aftermarket and Original Equipment Manufacturer (OEM) heat transfer and temperature control products for automotive, truck and industrial applications. The Company operates through two Strategic Business Groups.

The Automotive and Light Truck Strategic Business Group offers customers a broad range of products, including Ready-Rad® Radiators, Ready-Aire® Heater Cores, and Air Conditioning Condensers, as well as the full line of Ready-Aire® Temperature Control Products.

The Heavy Duty Strategic Business Group manufactures and distributes radiator cores, complete radiators, charge air coolers, engine cooling systems, and Original Equipment Service components for on-highway, off-highway and industrial applications. These products are sold to aftermarket and OEM customers.

SELECTED FINANCIAL DATA:

(In millions, except per share amounts)	2004	2003	2002
Net Sales	$ 268.1	$ 228.7	$ 230.6
Operating (loss) Income	$ 9.6	$ (2.0)	$ 6.1
Net (loss) Income	$ 5.2	$ (4.5)	$ 2.0
Net (loss) Income per Common Share - Diluted	$ 0.69	$ (0.65)	$ 0.28



125
130
135
140
145
150
155
160
165
170
in thousands
sales per employee
(12)
(8)
(4)
0
4
8
16
20
in million
operating cash flow

LEGEND 04 1 Company Wide | 04 1 Auto and Light Truck | 04 1 Heavy Duty

MILESTONES ACHIEVED IN 2004 →

TO OUR FELLOW STAKEHOLDERS:

2004 was a year of significant progress for Transpro. We entered the year with considerable excitement and even proclaimed it as "2004 – Gateway to Opportunity" in last year's annual report. Given this, we are extremely proud to announce that we achieved significant improvements in business performance this year, including a dramatic increase in earnings in spite of difficult market conditions. As the largest aftermarket manufacturer and distributor of complete radiators and heaters and the largest manufacturer of aftermarket radiator cores in North America, we continued to enhance our value proposition for our customers with competitive pricing, a broad array of products and value-added services that place us in a customer service category second to none. This performance allowed us to focus on gaining new customers and expanding business with current customers, while continuing our ongoing cost-reduction and efficiency improvement programs to ensure that we were able to make the most of the opportunities in the marketplace. We also improved many of our internal planning processes to insure greater flexibility when responding to external factors, such as near-term changes in demand that require quick reaction.

Our results for the year reflect these activities, as we generated significant improvement across almost all financial metrics. While the demand for our products did improve in 2004, it was our aggressive actions and past preparation that allowed us to move Transpro "Into the Passing Lane." The combination of our favorable results and the significant transaction that we announced late in the year to merge with the Aftermarket Division of Modine and to sell our Heavy Duty OEM Unit to Modine marked a transformational period for our Company. The merger, which we anticipate will close in the second quarter of 2005, will dramatically improve our balance sheet, product offering and distribution position, while allowing us to create synergies that we believe will result in improved long-term operating results. In the end, it will allow the new company, formed through this merger, to focus solely on its core business in the light vehicle and heavy-duty aftermarket.

STRONG FINANCIAL RESULTS

In 2004, our net sales increased by 17% to $268.1 million, driven by sales growth in both our Automotive and Light Truck and Heavy Duty Business Groups. This sales growth resulted from both new customer acquisitions and expansion of our business relationships with current customers. It also resulted from increased market demand for our products, exemplified by the dramatic sales increase in our Heavy Duty Group, where increased orders for Class 7 and 8 trucks drove higher sales within our OEM business and innovative new product introductions in our aftermarket business gained traction.

The Company's consolidated gross margin for the year also improved by 40% to $52.6 million, or 19.6% of sales, reflecting the benefits of our continuing cost-reduction efforts and the higher sales levels seen in 2004. We also generated a significant improvement in operating income, which increased to $9.6 million, versus an operating loss of $2.0 million a year ago.

Our consolidated net income rose to $5.2 million, or $0.69 per diluted share, versus a consolidated net loss of $4.5 million, or $0.65 per diluted share a year ago, when our results included restructuring and special charges of $1.5 million, as well as a tax benefit of $1.4 million reflecting additional refundable income taxes.

While this has been a period of considerable business activity, we remained focused on managing our cash. With the combination of better inventory turns and continued use of accelerated cash collection programs sponsored by financial institutions, we improved our working capital management and increased our cash flow from operations from $8.7 million in 2003 to $12.1 million in 2004. This cash flow was used to pay down $7.2 million in debt, further improving our financial position.

THE ROAD TRAVELED

As mentioned earlier, while some of our financial improvement was related to stronger demand for our products, the market conditions we faced throughout the year continued to pose challenges for us. Exemplifying these challenges were the following:

- Raw material costs rose to unprecedented levels in 2004. In the case of some materials, such as copper, we witnessed a 100% price increase year-over-year. The likelihood that raw material prices will continue to rise is a reality that we have to face.
- While the costs of our inputs rose, the prices of many of our products could not, as pricing pressures from domestic, Asian and Canadian competitors created an extremely aggressive pricing environment, particularly within our Automotive and Light Truck Group.
- Demand was affected by higher fuel costs and a period of high new-vehicle sales, driven by relatively low interest rates and dealer incentives, both of which impacted demand by making some customers reconsider the timing of their vehicle or equipment repair. In addition, an ongoing shift in the way some of our customers manage their inventories, as influenced in part by Wall Street pressures, resulted in lower stocking levels and demands on us for quicker order cycle response times. Improved OEM product quality has also influenced demand, resulting in longer replacement cycles for cooling systems and, particularly, temperature control products. These impacts were somewhat offset by the increase in the number of vehicles entering our market "sweet spot" and the continuing growth of light truck and SUV sales.
- Finally, weather was a factor, once again, as both the summer and winter seasons in 2004 were unusually mild, limiting demand for our Auto and Light Truck products and, particularly, for our Ready-Aire Temperature Control Products. This reduced demand also compounded the problem of already high levels of inventories on customer shelves, which existed going into the selling season.

In the face of these challenges, we focused on exhibiting strong leadership and continued to concentrate on our costs, the quality of our products and our commitment to industry leading customer service. Highlights of our accomplishments during the year included:

- In our Auto and Light Truck Heat Exchange Business Unit, we added several new customers, including NAPA, Lordco and Middle Atlantic Warehouse Distributors, while expanding our business relationships with other significant customers. These business expansions were possible as a result of the strong operational performance of our key production facilities in Nuevo Laredo, Mexico and Buffalo, New York. Our continued efforts to reduce lead-times, and, in some cases, institute successful just-in-time production capacity, helped improve our fill rates to our customers to the highest levels in our served market. Exemplifying these improvements was the fact that our strengthened leadership team at our Mexico facility helped us to achieve Class A ERP status, signifying efficiency, effective asset utilization and plan attainment. In addition, we worked closely with our supplier partners throughout the world to improve our supply chain efficiency and product quality, while keeping our acquisition costs competitive on a global basis. All these efforts were extremely important, as the competitive pressures in our marketplace did not allow us to pass through to our customers the raw material increases that affected us throughout the year. We believe these challenges will continue in 2005 and we are positioning ourselves to successfully address these conditions over time.
- In our Ready-Aire Temperature Control Products Unit, we added several new customers, including the complete air conditioning line with Pep Boys, and we expanded our business with key customers, such as Carquest and Auto Zone. As mentioned before, the combination of another mild weather season and existing high customer inventory levels caused a lower than expected demand from those customers. We have addressed this situation through further expansion of our "Virtual Kit" program, which assures that our customers keep an inventory of the right parts so that a complete, high quality repair job can be accomplished. We also believe that the improving quality of OEM temperature control systems is lengthening the repair cycle and that, as a result, the size of this market has been stable at best, if not declining in recent periods. In addition, the competitive pricing pressures in this market have caused us to strengthen our supplier/partner relationships and source products from across the world at globally competitive prices. While we continue to see opportunity in the temperature control market going forward, we also understand that to be successful we will need to be continually innovative in our approach.
- In our Heavy Duty OEM Business Unit, the combination of expanded customer programs and increased product demand due to dramatic sales increases of Class 7 and 8 trucks helped us to achieve record levels of sales and profitability. We have capitalized on the success of our unique products, such as our patented Ultra-Seal® Charge Air Coolers, and we have lowered our costs through production automation projects, which helped us to posture this business unit for near term success. We understand, however, that competitors in this market are multi-billion dollar global powerhouses who have the resources to address the continuing global demands of Original Equipment Manufacturers. We also understand the cyclicality of this business, which, we believe, is at an historic peak. While these high demand levels may continue through 2005, and perhaps, 2006, the combination of the phase-out of business with our largest customer in 2006 and the changing of exhaust emission regulations in 2007 encouraged us to move forward with the sale of the Heavy-Duty OEM Business Unit to Modine Manufacturing Company. This transaction was completed in March 2005, and is described in more detail later in this letter.
- In our Heavy Duty Aftermarket Unit, we enhanced our position as a leader in the marketplace by expanding our line of complete heavy-duty radiators and added to our product offering with the introduction of two innovative product lines. First, our new Complete Tractor Radiator line for the agricultural aftermarket, which currently consists of 43 different models, with an additional 15 models scheduled for production, has received a positive initial response from our customers. Second, we also prepared the new Complete Heavy Duty Truck Condenser program and, consequently, introduced it in early 2005, which consists of 87 different models. This new line adds to our product offering for our heavy-duty truck parts customers. During 2004, this business unit also focused on cost and inventory control initiatives, including a materials and processes standardization program designed to assure excellent customer service. These efforts resulted in savings of time, material and transportation costs.
- From a technology standpoint, we maintained our leadership role in product data excellence, with continued enhancements to our electronic catalog and data warehouse initiatives. These enhancements have allowed us to bring new product line additions more quickly to the market, resulting in increased sales. We have also dramatically reduced application coverage errors, resulting in lower return rates from our customers.

OUR VALUES, OUR PEOPLE

While operational efficiency and a stronger economy certainly helped our results, an organization is only as good as its people and its values. In this context, for several years, we have run our business in harmony with our five Corporate Strategic Values. They permeate our business at every level, provide us with a common language and clear objectives and serve as a guidepost for all of our initiatives. This has been the case in the past and will continue to be so in the future. In the spirit of these values, we began the necessary work to achieve certification of compliance under the new internal control audit rules of the Sarbanes-Oxley Act. We are pleased to report good progress in this effort, where we are utilizing a combination of newly added internal staff, along with outside consultants. We remain committed to achieving compliance in accordance with the statutory timeline.

Behind the success of our value system, is our group of exceptional people, who have driven our progress over the past few years and allowed us to achieve our strong results in 2004. Throughout the difficult market conditions we have experienced, Transpro has benefited from a dedicated group of Associates committed to working together and confident in their ability to positively impact Transpro's future. This conviction can be seen at every level in the Company and is driven by a senior leadership team that has become an increasingly effective and cohesive unit over the past three years. The result is an environment where honesty, vision, creativity and the ability to identify and quickly deal with changes in market direction have become "expected behavior."

SHIFTING GEARS

While we are very pleased with our performance in 2004, we are not complacent about the need to continue our improvement process. Actions such as extracting further operational efficiencies through the continuation of our process improvement programs, enhancing our global sourcing capabilities, introducing innovative new products and increasing our financial strength will all be part of our continued focus. However, in a global market environment, it is fair to say that a more sweeping strategy will be needed for long-term success. It is in this context that we agreed with Modine Manufacturing Company to merge Modine's Aftermarket Business Unit debt-free into Transpro and to sell our Heavy Duty OEM Business Unit to Modine, as described earlier.

Under the terms of the merger, Modine will spin off its aftermarket business on a debt-free basis to its shareholders, and the resulting company will immediately merge into Transpro. Each step of the transaction is expected to be tax free to the shareholders of both companies. Following the merger, Transpro's current shareholders will own 48% of the new company's shares and Modine shareholders will own 52%. In addition, Modine has already purchased Transpro's Heavy Duty OEM business for $17 million in cash.

In an increasingly competitive industry, we believe this transaction positions us well for the future. The transaction will create a market leader in the heat exchange aftermarket business, with expected annual sales of at least $400 million and the geographic reach and breadth of products necessary to effectively expand our base. Specifically, the most immediate benefits include:

- Enhanced Financial Strength. The completed sale of the Heavy Duty OEM business in March 2005 has already generated $17 million in cash, which, when combined with the impact of adding the Modine Aftermarket Business assets debt-free, will lower the debt-to-capitalization ratio to around 20%, depending on seasonal factors, from the previous level of around 50%. This will provide us with greater financial flexibility to deal with shifts in the marketplace and swings in seasonal demand for our products.
- Significant Operating Synergies. We expect that the combined organizations will begin to generate at least $20 million in annual operating synergies, following an integration period of 12 to 18 months. The costs associated with this restructuring period are expected to be approximately $10 million to $14 million. These synergies, which will come from areas such as facilities rationalization and improved material sourcing, would help to offset the continuing raw material increases and competitive pricing pressures in the market.
- Expanded Distribution. By further expanding our distribution network in the U.S. and giving us an international distribution presence in Mexico and Europe, the merger will allow us to increase our customer base and foster further sales growth.
- Increased Flexibility. Our enhanced financial strength and market position will allow us to address strategic alternatives, such as introduction of new products and acquisition programs, which would simply not have been possible without the transactions.

In February 2005, we announced that the two companies had signed a definitive agreement related to the merger and that the Antitrust Division of the Department of Justice had granted us early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The merger remains subject to other customary conditions and the approval of Transpro's shareholders and we currently expect it to close in the second quarter of 2005.

Additional information about the merger, including its material terms and benefits, is described in the S-4 registration statement, which was filed with the Securities and Exchange Commission.

This is an exciting opportunity for Transpro that, given shareholder approval, will solidify the new company's position as a leader in the marketplace. Indeed, we look forward to the opportunity to apply our past experience to achieve the successful realization of the full potential of the combined businesses.

INTO THE PASSING LANE

In the past, we have spoken about our business in terms of "Destinations." More specifically, our 2003 Annual Report spoke of "Achievement, Leadership and Innovation." We believe that in 2004 we visited each of those destinations, and yet, our journey continues. Clearly, we faced challenges throughout the course of the year and, nonetheless, were able to generate solid operating results, while providing the very best products and the highest level of service to our customers. Although the future will always bring challenges, we believe our 2004 performance and the finalization of the Modine transactions will position us to move "into the passing lane."

We thank all of our stakeholders for their continued support, and, as always, we wish to extend a special word of gratitude to our Associates, whose contributions have made our progress possible.

Sincerely,



CHARLES E. JOHNSON
President and Chief Executive Officer


50
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MPH
110
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130



04 5 Definitive Merger Agreement with Modine Aftermarket

04 6 Sale of the Heavy Duty OEM Unit to Modine

The Automotive and Light Truck Strategic Business Group, which encompasses the Heat Exchanger Unit and the Ready-Aire Temperature Control Products Unit, is a market leader in the design, manufacturing and marketing of automotive aftermarket heating, cooling and air conditioning products. The Group's portfolio of brands includes Ready-Rad® Radiators, Ready-Aire® Heater Cores and Ready-Aire® Temperature Control Products. Our customer base has continued to grow over the last year and now encompasses a broad range of North America's largest automotive parts retailers, hard parts sellers, radiator shops and warehouse distributors.

In 2004, net sales for this Group increased 10.4% to $185.3 million from $167.9 million the year before. We are extremely pleased with this improvement, which is the result of several important factors. First, we saw a slight recovery in the sales volumes experienced by the underlying marketplace from the depressed levels seen in 2003. Next, we continued to expand our sales base through agreements with new customers, such as NAPA and Lordco, and grew the volume of business we do with many of our existing customers through line extensions, additions of new products and underlying market growth. Equally important were the actions we have taken over the past few years to enhance efficiencies and lower costs, which allowed us to operate more profitably while still providing significant benefits to our customers.



04/7 New Customer Programs – Pep Boys, Lordco, MAWDI

04/8 Order Fill Rate Improvements to 95%+

HEAT EXCHANGER UNIT

Sales of our heat exchange products improved over 11% from year ago levels, a testament to our positioning in the marketplace, given the tough conditions we continued to experience in 2004. Our strategic actions allowed us to anticipate needs and adapt to different challenges. We faced another series of mild weather seasons, the tough reality of dramatically higher raw materials costs and shifting customer-buying patterns. Despite these issues, we can count a number of accomplishments for the year, including:

- Continuation of our aggressive operations improvement strategy, which resulted in process and quality enhancements in our heater and radiator operations. As an example, our plastic tank/aluminum core radiator manufacturing facility and our aluminum tube mill at our Mexico plant both had excellent years in terms of efficiencies and operational improvement, resulting in a lower average cost per unit and improved customer service levels.
- Development of a new 525,000 square foot distribution center in Mississippi, managed and operated by UPS Supply Chain Solutions, which will consolidate several current locations and improve material handling processes. The new center will give us automation, logistics management and technology systems that did not exist in our previous facility, significantly enhancing operating efficiencies and further lowering costs. We expect this center to open in the second quarter of 2005.
- Achievement of customer fill rates in excess of 95%, most of which were achieved on relatively short lead times. This is a testament to our operations and inventory management teams and our dedication to our fourth "Strategic Value," superior customer service.
- Further expansion and enhancement of our electronic catalog and product data warehouse capabilities, an industry-leading program for our customers. This technology has allowed us to get product information into our customers' hands on a timely basis, and has allowed us to improve on our speed to market for new models.
- Continuing to look for ways to further our market leadership by utilizing our Research & Development capabilities to generate new products and improvements on current products that will meet the needs of our customers in the coming years.

As we look back on 2004, our accomplishments simply reinforce the commitment we have always shown to our customers, in which we take a tremendous amount of pride. The integration of our operations has positioned us to provide the highest quality service and products to our customers – when, and where, they need them. The knowledge base our team brings with them is second to none, and we believe our people stand out as leaders in the industry.

As we enter 2005, we will continue to improve our product offerings to better serve the marketplace and help us to remain an industry-leading heat exchange company in a competitive worldwide market. In addition to working with our worldwide strategic partners, we will continue to refine our distribution and manufacturing processes to ensure that our "value propositions" continue to gain importance with our customers.





TEMPERATURE CONTROL PRODUCTS UNIT

Our Temperature Control Products Unit, which does business under the Ready-Aire trade name, provides customers with a full line of automotive and light truck temperature control products. Much like our Heat Exchange Unit, 2004 saw our air conditioning business face competitive evolution in the marketplace. We were also affected by unusually mild weather, which dramatically impacted seasonal demand, as well as by excess inventory at many customers as a result of the mild weather the year before. With this came significant pricing pressures as competitors targeted certain product lines and drove down the prices of accumulators, filter-driers, new compressors and evaporators. The result of these factors was a disappointing year for this business, despite bringing on board a major new customer, the Pep Boys full line air conditioning parts program, early in the year.

Given this, we worked to make the most of opportunities we did have, including good progress with our internal efficiency initiatives. We streamlined our operations through a two-part process: a continued increase in productivity and an increase in outsourcing the manufacturing of some parts. This proved to be very successful, as we were able to reduce total costs year-over-year by over $2 million. In addition to the full air conditioning products line at Pep Boys, our new business initiatives allowed us to expand our relationship with Carquest Products and Auto Zone.

We have built upon the opportunity of cross-selling our Ready-Aire and Heat Exchanger products to many of our customers and we anticipate that these relationships will continue to grow stronger as we move forward. Transpro's recognition in the industry and our commitment to making sure we have the best forecasting, inventory, logistics management and market knowledge in the business has made the unit stronger every year.

While the overall performance of our Ready-Aire Unit was disappointing, we made significant progress toward posturing the business for success. In 2004 some notable achievements included:

- Achieved, for the second year in a row, order fill rates to our customers of over 95%, which solidified our relationships and exemplified our commitment to excellent customer service.
- Increased implementation of our "Virtual Kit program" by several customers. This program offers a full package of air conditioning components for a particular vehicle, rather than individual replacement parts. This not only reduces warranty costs, but also helps to reduce inventories for our customers and simplifies their ordering needs.
- Reduced operating costs by improving manufacturing efficiencies on our Remanufactured Compressor line. We also significantly increased our in-house evaporator production.
- Improved and expanded our sourcing agreements with our worldwide supplier/partners to improve on our cost and supply chain position.
- Developed the most comprehensive made-to-order hose assembly and manufacturing line in the air conditioning business – giving customers exactly what they need, when they need it, while keeping their inventories of this product line at a minimum.
- Conducted regular safety training by our Safety Operations Committee and a newly implemented Safety Incentive Program, which resulted in zero lost time accidents for the full year of 2004.
- Continued to cross-train our employees in multiple disciplines within the unit to maintain a more diverse and knowledgeable workforce.

Although we faced many challenges in the Automotive and Light Truck Strategic Business Group, we delivered solid results for 2004 that confirm the benefits of our overall business improvement programs. Our business units are better positioned for the future, and we are excited to undertake the challenges that lie ahead as our market place becomes increasingly global. The Modine Aftermarket business is an excellent strategic fit for this business and through execution and continued performance, we are confident that we can continue to be a market leader.

04 9 **Achieved Class A ERP Status at Nuevo Laredo Facility**

04 10 **Expansion of New AC Compressor and Kit Programs**

HEAVY DUTY STRATEGIC BUSINESS GROUP

Transpro's Heavy Duty Strategic Business Group manufactures and markets individual heat exchange components through two business units for its Heavy Duty OEM and Aftermarket customers. Prior to its sale in March 2005, the OEM unit provided its customers with engine cooling systems, complete radiators, charge air coolers and OE service components. The Aftermarket Unit manufactures and distributes radiator cores, complete radiators, charge air coolers and condensers for industrial, agricultural, on-highway and off-highway aftermarket applications.

For 2004 net sales improved significantly compared to last year, totaling $82.8 million, compared to $60.8 million in 2003. While these business units were also affected by mild weather, this was more than offset by higher demand levels, resulting from a combination of the broader economic recovery, new customer relationships, strategic actions taken by the Company and new product introductions.



04/11 Continued Growth of Ultra-Seal® Charge-Aire Cooler Sales

04/12 Expansion of Business with Kenworth, Monaco Coach and Cummins

HEAVY DUTY AFTERMARKET UNIT

Despite the many challenges that continued to face it in 2004, the Heavy Duty Aftermarket Unit further improved its performance for the year. We continued to see a shift in demand from some of our traditional radiator core business to more complete products like truck, agricultural and industrial radiators, and we have taken a leadership position in posturing ourselves for this market development. In 2004 we:

- Successfully launched our Tractor Tough® agricultural radiator line, which exceeded our initial sales expectations for the year. This line of products was accepted by key warehouse distributors and automotive retailers and adds a new dimension to our heavy-duty product offering.
- Moved the manufacturing of our Complete Truck Radiators (CTR) to our Mexico facility and designed additional models for production and line expansion in 2005. This action has allowed us to take advantage of the production efficiency and experience at our Mexico facility, while improving our response time to customer demand.
- Expanded the sale of Complete Truck Radiators and Charge Air Coolers to truck parts distributors like FleetPride, Truck Pro, Arvin-Meritor and Truck Pride, allowing us to penetrate a new market channel for these products.
- Completed the marketing, logistics and communications for the launch, in early 2005, of the Complete Truck Condenser Program, consisting of more than 87 different models for Class 8 trucks. The new product line ideally complements our Complete Truck Radiator and Charge Air Cooler lines in this market channel, and allows us to expand our relationship with our customers in this market.
- Worked to rationalize inventories, while continuing our excellent service to customers. Our make-to-order manufacturing system has been streamlined to improve order turnaround time for our customers.

Looking ahead to 2005, the Heavy Duty Strategic Business Group will continue to make the reduction of costs and improvement of inventory turns a priority. However, we will also continue to increase our product line offerings, particularly as the Ultra-Seal Charge Air Cooler design continues to grow in aftermarket popularity. We will continue to offer our customers the best product and service in the industry.

HEAVY DUTY OEM UNIT

Our Heavy Duty OEM unit saw strong growth in 2004. Driven by customer acceptance of our Ultra-Seal® Charge Air Cooler line, a 30% increase in Class 7 & 8 truck sales and new business wins with customers such as Kenworth, Cummins Power Generation and Monaco Coach, we saw revenues in this unit increase 66.6%, while profitability improved as a result of the Company-wide cost reduction actions we have taken.

Much of this success was attributable to increased heavy duty complete radiator sales and to widespread acceptance of the Ultra-Seal Charge Air Cooler (CAC) product line. This CAC line, which utilizes proprietary technology, achieves performance levels and reliability levels, which we believe are far beyond what our customers have experienced to date, and our customers have taken notice. The result has been strong unit sales growth from 2003 levels. Other achievements for the Heavy Duty OEM unit included:

- Development of a new complete cooling package, which includes the aluminum radiator, charge air cooler, condenser, oil cooler and shroud for a major customer.
- A new cooling package produced for another customer that includes the radiator, housing and fan shroud, enabling more value added to our product and a one-stop-shop for our customer.
- Sourcing more of our manufacturing and production processes through our worldwide vendor partners to reduce our operating costs and improve our distribution throughout the world.

Clearly a great deal has been accomplished with this business since it incurred over $5 million in operating losses four years ago. However, the heavy-duty OEM business has come to be dominated by global players, and the planned phase out of business with our largest customer beginning in the 2006 time frame encouraged us to sell the business as part of the overall transaction with Modine. Therefore, on March 1, 2005, we sold our Heavy-Duty OEM business unit to Modine for $17 million in cash. While this business unit has been a contributor to the overall progress of the Company in the last two years, we believe that we have received value for our shareholders through this action, particularly in the context of the larger transaction, and this allows us to realign our strategy to focus our attention fully on the aftermarket.




HISTORIC
ROUTE
66
TransPro
HEAVY DUTY
STRATEGIC BUSINESS GROUP


COFFEE SHOP



04 | 13 Introduction Of New Agricultural Radiator Line

04 | 14 Introduction of New Truck Condenser Program

OUR FIVE STRATEGIC VALUES

VALUE #1: AN EXEMPLARY CORPORATE CITIZEN

Transpro is committed to a safe, accident-free workplace; to full compliance with safety, environmental, employment and equal opportunity regulations; to active service involvement in our local communities; and to unquestioned honesty and integrity.

VALUE #2: EMPLOYING EXCEPTIONAL PEOPLE

Transpro strives to attract and retain people whose personal traits are in concert with its corporate values. Ongoing personal and professional development is fundamental and embraced. Individuals are valued. Leadership creates the environment where everyone is successful in getting things done.

VALUE #3: DEDICATED TO WORLD-CLASS STANDARDS

Transpro celebrates a culture of quality that applies to both individual performance and the entire enterprise. We continually work toward product and process improvements that will allow us to achieve "zero defects" in all that we do.

VALUE #4: MARKET LEADERSHIP THROUGH SUPERIOR CUSTOMER SERVICE

Transpro works with customers in a full business partnership to establish a path of mutual success. By understanding, and, without fail, meeting our customers' needs, we become the most respected and appreciated supplier in our industry.

VALUE #5: COMMITTED TO EXCEPTIONAL FINANCIAL PERFORMANCE

By incorporating these values into all business practices/behaviors, Transpro will consistently achieve industry-leading financial returns for its shareholders.



BOARD OF DIRECTORS

William J. Abraham, Jr.
Partner
Foley & Lardner

Barry R. Banducci
Chairman of the Board
Transpro, Inc.

Philip Wm. Colburn
Former Chairman of the Board
Allen Telecom, Inc.

Charles E. Johnson
President and Chief Executive Officer
Transpro, Inc.

Paul R. Lederer
Former Executive Vice President, Worldwide Aftermarket,
Federal-Mogul Corporation

Sharon M. Oster
Frederic D. Wolfe Professor of Management and Entrepreneurship
Yale University School of Management

F. Alan Smith
Former Executive Vice President
General Motors Corporation

CORPORATE OFFICERS

Charles E. Johnson
President & Chief Executive Officer

David J. Albert
Executive Vice President, Operations

Jeffrey L. Jackson
Vice President, Human Resources & Assistant Secretary

Richard A. Wisot
Vice President, Treasurer, Secretary & Chief Financial Officer

Kenneth T. Flynn, Jr.
Vice President & Corporate Controller

BUSINESS UNIT MANAGERS

Lyman J. McWain
Vice President, Automotive and Light Truck
Heat Exchanger Unit

David J. Albert,
Vice President, OEM & Aftermarket
Heavy Duty Products Unit

Kevin J. O'Connor
President, Automotive and Light Truck
Ready-Aire Temperature Control Unit

SENIOR LEADERS

Layne R. Gobrogge
Vice President, Marketing

Jonathan A. Moyer
Vice President, Business Integration

Jeffrey L. Schwartz
Vice President, Sales

CORPORATE OFFICE

Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Tel: 203-859-3552

MANUFACTURING PLANTS

15 Throughout North America

DISTRIBUTION LOCATIONS:

50 Branches and Agencies

STOCK EXCHANGE LISTING COMMON STOCK

American Stock Exchange Ticker Symbol: TPR

REGISTRAR & TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

COUNSEL

Wiggin & Dana LLP
New Haven, Connecticut

INDEPENDENT ACCOUNTANTS

BDO Seidman
New York, New York

INVESTOR RELATIONS

Financial Dynamics
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, New York 10005
Tel: 212-850-5600

INVESTOR INFORMATION

In order to receive, without charge, a copy of the annual report on form 10-K which was filed with the Securities and Exchange Commission, please write to:

Investor Relations Department
Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

Additional information on the Company can also be found at our Internet website:

www.transpro.com

TRANSPRO

Transpro, Inc.
100 Gando Drive
New Haven, CT 06513

Tel: 203 401 6450

www.transpro.com


05 PROLIANCE
Customers
Values
Integration

Proliance International, Inc. will be the name of the company following the merger with Modine Aftermarket Holdings.